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                                                                  --------------------------
                                   FORM 12b-25                    --------------------------
                                                                        SEC FILE NUMBER
                                                                           000-16423
                           NOTIFICATION OF LATE FILING            --------------------------
                                                                  --------------------------
                                                                          CUSIP NUMBER
                                                                             79781B
                                                                  --------------------------
(Check One):
 [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

     For Period Ended:  March 31, 2003
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

SAN Holdings, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

900 W. Castleton Road, Suite 100
________________________________________________________________________________
Address of principal executive office (Street and number)

Castle Rock, CO 80104
________________________________________________________________________________
City, state and zip code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

          Due to the April 4, 2003 business  combination  with Solunet  Storage, significant  time and resources  have been devoted to  operational  issues.
     Therefore,  executive  management  has not been able to  finalize  the Form
     10-QSB by May 15, 2003.  The Company  expects to complete and file the Form
     10-QSB on May 20, 2003.

PART IV -- OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

        Donna Key                      (303)              864-9000
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company's  recorded  revenues for the quarter ended March 31, 2003 decreased  from those  recorded  for the  quarter  ended  March 31, 2002 by approximately  $1.2 Million or 14%, and the Company's recorded gross profit of  approximately  $1.05  Million  was  $984,000,  or 51%,  less  than that recorded in the quarter  ended March 31, 2002.  Management  estimates  that approximately  75% of the decline in revenues  results  from a reduction in hardware and software purchases by commercial customers due to geopolitical and  other  macro-economic  conditions,  with the  balance  of the  decline resulting  from  a  smaller  reduction  in  such  purchases  by  government customers, offset by a modest increase in professional services revenues.

--------------------------------------------------------------------------------

                               SAN Holdings, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: May 15, 2003              By  /s/ Hugh A. O’Reilly
      -----------------            ---------------------------------------------
                                   Hugh A. O’Reilly,
                                   Senior Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).